GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Exemption No. 82-49 2

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

2007 MAY 24 A 8:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07023881

24 May 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the Quarterly Report comprising the condensed Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the first quarter ended 31 March 2007 for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

PROCESSED
JUN 0 1 2007
THOMSON
FINANCIAL

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
\\GB\SYS\USERS\SEC\ELIE\Letters\ADR.doc

5/31

Exemption No. 82-4962

bcc. The Bank of New York
101 Barclay Street
New York, NY 10286
Fax No: 001-212-571-3050

Attention: Ms Violet Pagan/Ms Karyn Hairston

Messrs Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, DE 19715
Fax No: 001-302-738-7210

Attention: Mr Donald J. Publisi

Exemption No. 82-49: 2

Form Version 2.0

Financial Results

Ownership transfer to GENTING on 24-05-2007 04:56:03 PM
Submitted by GENTING on 24-05-2007 06:10:19 PM
Reference No GG-070524-1125D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	GENTING BERHAD
* Stock name	:	GENTING
* Stock code	:	3182
* Contact person	:	TAN WOOI MENG
* Designation	:	GROUP COMPANY SECRETARY

Part A1 : QUARTERLY REPORT

* Financial Year End : 31-12-2007
* Quarter : ● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* Quarterly report for the financial period ended : 31-03-2007
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

GB-1st Grp Qtrly-Rept 2007.p

Remarks:

Both earnings per share and net assets per share attributable to ordinary equity holders of the parent were computed based on the enlarged number of ordinary shares in issue after the share split which was completed on 16 April 2007. The basis of computation is applied retrospectively.

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31-03-2007**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31-03-2007 [dd/mm/yyyy] RM'000	31-03-2006 [dd/mm/yyyy] RM'000	31-03-2007 [dd/mm/yyyy] RM'000	31-03-2006 [dd/mm/yyyy] RM'000
1	Revenue	2,029,638	1,233,654	2,029,638	[illegible]
2	Profit/(loss) before tax	1,202,838	491,119	1,202,838	[illegible]

Exemption No. 82-49 ?2

3	Profit/(loss) for the period	801,737	466,553	801,737	
4	Profit/(loss) attributable to ordinary equity holders of the parent	656,695	307,477	656,695	
5	Basic earnings/(loss) per share (sen)	17.78	8.72	17.78	
6	Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL END	
7	Net assets per share attributable to ordinary equity holders of the parent (RM)		3.2100	[illegible]	

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING CORRESPONDING PERIOD
		31-03-2007	31-03-2006	31-03-2007	31-03-2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	67,076	49,378	67,076	[illegible]
2	Gross interest expense	90,203	33,162	90,203	[illegible]

Remarks :

Note: The above information is for the Exchange Internal use only.

Exemption No. 82-4[illegible]

GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 109[illegible]7
50930 Kuala Lumpur, Malaysia. Tel: 03-21782288, Fax: 03-21785304 Telex: MA 34150
Website: http://www.genting.com.my

FIRST QUARTERLY REPORT

Quarterly report on consolidated results for the first quarter ended 31 March 2007. The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2007

	INDIVIDUAL QUARTER		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRES-PONDING QUARTER (Restated)	CURRENT YEAR-TO-DATE	PRECEDING YEAR CORRES-PONDING PERIOD (Restated)
	31/03/2007	31/03/2006	31/03/2007	31/03/2006
	RM'000	RM'000	RM'000	RM'000
Continuing operations:				
Revenue	2,029,636	1,233,654	2,029,636	1,233,654
Cost of sales	(1,189,430)	(675,050)	(1,189,430)	(675,050)
Gross profit	840,206	558,604	840,206	558,604
Other income				
- net gain on deemed disposal/ dilution of shareholdings	510,691	-	510,691	-
- others	139,983	110,382	139,983	110,382
Other expenses	(174,204)	(115,237)	(174,204)	(115,237)
Profit from operations	1,316,676	553,749	1,316,676	553,749
Finance cost	(93,758)	(33,189)	(93,758)	(33,189)
Share of results in jointly controlled entities and associates	(83,290)	(29,441)	(83,290)	(29,441)
Gain on dilution of investment in associate	63,210	-	63,210	-

Exemption No. 82-4962

GENTING BERHAD
CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2007 (cont'd)

	INDIVIDUAL QUARTER		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRES-PONDING QUARTER (Restated)	CURRENT YEAR-TO-DATE	PRECEDING YEAR CORRES-PONDING PERIOD (Restated)
	31/03/2007	31/03/2006	31/03/2007	31/03/2006
	RM'000	RM'000	RM'000	RM'000
Profit from ordinary activities before taxation	1,202,838	491,119	1,202,838	491,119
Taxation	(227,429)	(37,962)	(227,429)	(37,962)
Profit for the period from continuing operations	975,409	453,157	975,409	453,157
Discontinued operations:				
(Loss)/profit for the period from discontinued operations	(173,672)	13,396	(173,672)	13,396
Profit for the period	801,737	466,553	801,737	466,553
Attributable to:				
Equity holders of the Company	656,695	307,477	656,695	307,477
Minority interests	145,042	159,076	145,042	159,076
	801,737	466,553	801,737	466,553
Basic earnings per share (sen) *				
- from continuing operations	22.37	8.35	22.37	8.35
- from discontinued operations	(4.59)	0.37	(4.59)	0.37
	17.78	8.72	17.78	8.72
Diluted earnings per share (sen) *				
- from continuing operations	22.23	8.26	22.23	8.26
- from discontinued operations	(4.57)	0.37	(4.57)	0.37
	17.66	8.63	17.66	8.63

* Computed based on the enlarged number of ordinary shares in issue after the share split which was completed on 16 April 2007 (see Note 13 in Part II of this interim financial report). The basis of computation is applied retrospectively in accordance with FRS 133: "Earnings per share".

(The Condensed Consolidated Income Statement should be read in conjunction with the audited financial statements for the financial year ended 31 December 2006).

Exemption No 82-4962

GENTING BERHAD

CONDENSED CONSOLIDATED BALANCE SHEET AS AT 31 MARCH 2007

	AS AT 31 MAR 2007 (Unaudited) RM'000	AS AT 31 DEC 2006 (Restated) RM'000
ASSETS		
NON-CURRENT ASSETS		
Property, plant and equipment	8,294,414	9,128,211
Land held for property development	490,236	488,787
Investment properties	29,853	30,106
Plantation development *(previously termed as "Biological Assets")*	448,694	445,248
Prepaid lease payments	1,802,258	383,087
Intangible assets	5,348,012	5,438,147
Jointly controlled entities	19,388	1,339
Associates	2,429,490	2,493,900
Other long term assets	275,003	280,167
Deferred taxation	14,967	13,113
	19,152,315	18,702,105
CURRENT ASSETS		
Property development costs	94,457	104,134
Inventories	325,155	446,601
Trade and other receivables	650,167	859,186
Amount due from jointly controlled entities and associates	31,541	19,027
Short term investments	2,969,636	2,585,537
Bank balances and deposits	4,719,655	5,492,830
	8,790,611	9,507,315
Assets classified as held for sale	888,038	-
	9,678,649	9,507,315
Total Assets	28,830,964	28,209,420
EQUITY AND LIABILITIES		
Equity attributable to equity holders of the Company		
Share capital	369,463	369,417
Reserves	11,497,131	10,925,243
	11,866,594	11,294,660
Minority interests	6,630,211	5,372,217
Total equity	18,496,805	16,666,877
NON-CURRENT LIABILITIES		
Long term borrowings	4,801,860	5,304,985
Other long term liabilities	151,386	180,894
Deferred taxation	1,665,717	1,730,136
	6,618,963	7,216,015
CURRENT LIABILITIES		
Trade and other payables	1,102,335	1,335,690
Short term borrowings	2,228,620	2,825,096
Taxation	246,141	165,742
	3,577,096	4,326,528
Liabilities classified as held for sale	138,100	-
	3,715,196	4,326,528
Total liabilities	10,334,159	11,542,543
TOTAL EQUITY AND LIABILITIES	28,830,964	28,209,420
NET ASSETS PER SHARE* (RM)	3.21	3.06

* Computed based on the enlarged number of ordinary shares in issue after the share split, which was completed on 16 April 2007 (see Note (j)(i) in Part 1 of this interim financial report). The basis of computation is applied retrospectively.

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited financial statements for the financial year ended 31 December 2006).

Exemption No. 82- 962

GENTING BERHAD
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2007

	← Attributable to equity holders of the Company					→		
	Share Capital RM'000	**Share Premium RM'000**	**Revaluation Reserve RM'000**	**Other Reserves RM'000**	**Retained Earnings RM'000**	**Total RM'000**	**Minority Interest RM'000**	**Total Equity RM'000**
Balance at 1 January 2007								
As at 1 January 2007	369,417	1,125,473	307,024	(31,452)	9,524,198	11,294,660	5,372,217	16,666,877
Foreign exchange differences recognised directly in equity	-	-	-	(80,622)	-	(80,622)	(41,728)	(122,350)
Others	-	-	(708)	(3,625)	(1,125)	(5,458)	(2,565)	(8,023)
Net income/(expenses) recognised directly in equity	-	-	(708)	(84,247)	(1,125)	(86,080)	(44,293)	(130,373)
Profit for the period	-	-	-	-	656,695	656,695	145,042	801,737
Total recognised income and expense for the period	-	-	(708)	(84,247)	655,570	570,615	100,749	671,364
Effects arising from changes in composition of the Group	-	-	-	-	-	-	185,424	185,424
Effects of share-based payment	-	-	-	-	-	-	(176)	(176)
Effects of issue of shares by subsidiaries	-	-	-	-	-	-	971,997	971,997
Issue of shares	46	1,273	-	-	-	1,319	-	1,319
Balance at 31 March 2007	369,463	1,126,746	306,316	(115,699)	10,179,768	11,866,594	6,630,211	18,496,805
Balance at 1 January 2006								
As previously stated	352,672	111,690	307,369	62,518	8,167,740	9,001,989	4,862,946	13,864,935
Prior year adjustments - effects of adopting:								
- FRS 2	-	-	-	-	(8,854)	(8,854)	8,854	-
- FRS 121	-	-	-	36,281	(249)	36,032	26,370	62,402
Restated balance	352,672	111,690	307,369	98,799	8,158,637	9,029,167	4,898,170	13,927,337
Foreign exchange differences recognised directly in equity	-	-	-	(61,766)	-	(61,766)	(58,490)	(120,256)
Others	-	-	(107)	-	107	-	-	-
Net income/(expenses) recognised directly in equity	-	-	(107)	(61,766)	107	(61,766)	(58,490)	(120,256)
Profit for the period	-	-	-	-	307,477	307,477	159,076	466,553
Total recognised income and expense for the period	-	-	(107)	(61,766)	307,584	245,711	100,586	346,297
Effects arising from changes in composition of the Group	-	-	-	-	-	-	(33,334)	(33,334)
Effects of share-based payment	-	-	-	-	-	-	1,022	1,022
Effects of issue of shares by subsidiaries	-	-	-	-	-	-	6,892	6,892
Issue of shares	18	497	-	-	-	515	-	515
Dividend paid to minority shareholders	-	-	-	-	-	-	(603)	(603)
Balance at 31 March 2006	352,690	112,187	307,262	37,033	8,466,221	9,275,393	4,972,733	14,248,126

(The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the audited financial statements for the financial year ended 31 December 2006).

GENTING BERHAD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2007

	CURRENT YEAR-TO-DATE RM'000	PRECEDING YEAR CORRESPONDING PERIOD (Restated) RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit from ordinary activities before taxation		
- Continuing operations	1,202,838	491,119
- Discontinued operations	-	18,384
	1,202,838	509,503
Adjustments for:		
Depreciation of property, plant and equipment ("PPE")	139,712	111,556
Finance cost	93,758	33,189
Share of results in jointly controlled entities and associates	83,290	29,441
Interest income	(67,076)	(49,378)
Net gain on deemed disposal/dilution of shareholdings	(510,691)	-
Other non-cash items	(68,467)	(25,217)
	(329,474)	98,591
Operating profit before changes in working capital	873,364	608,094
Net change in current assets	(11,731)	27,625
Net change in current liabilities	(56,430)	(44,127)
	(68,161)	(16,502)
Cash generated from operations	805,203	591,592
Taxation paid	(129,673)	(129,015)
Retirement gratuities paid	(753)	(1,136)
Other net operating receipts	987	910
	(129,439)	(129,241)
NET CASH FLOW FROM OPERATING ACTIVITIES	675,764	462,351
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in investments and other long term assets	(1,410,643)	(62,866)
Purchase of PPE	(263,204)	(114,642)
Interest received	67,571	48,189
Other net receipts from investing activities	20,774	7,995
NET CASH FLOW FROM INVESTING ACTIVITIES	(1,585,502)	(121,324)

GENTING BERHAD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2007 (Cont'd)

	CURRENT YEAR-TO-DATE RM'000	PRECEDING YEAR CORRES-PONDING PERIOD (Restated) RM'000
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of borrowings	(757,718)	-
Finance cost paid	(92,672)	(35,361)
Dividends paid to minority shareholders	-	(603)
Proceeds from bank borrowings	127,636	-
Net proceeds from issue of Convertible Notes	940,786	-
Other net receipts from financing activities	389,181	9,185
NET CASH FLOW FROM FINANCING ACTIVITIES	607,213	(26,779)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(302,525)	314,248
NET CASH FLOW FROM DISCONTINUED OPERATIONS *	23,061	-
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD	8,033,929	5,996,304
EFFECT OF CURRENCY TRANSLATION	(36,601)	(73,753)
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	7,717,864	6,236,799
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	4,719,655	4,333,874
Money market instruments (included in Short term investments)	2,937,978	1,902,925
Bank overdrafts	(2,380)	-
	7,655,253	6,236,799
Bank balances and deposits from discontinued operations (included in Assets held for sale)	62,611	-
	7,717,864	6,236,799

* The impact of the cash flows from discontinued operations in respect of operating activities, investing activities and financing activities have not been separately disclosed for the preceding year's corresponding period. For the first quarter ended 31 March 2006, the net cash flow from discontinued operations amounted to RM29,802,000.

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited financial statements for the financial year ended 31 December 2006).

GENTING BERHAD

NOTES TO THE INTERIM FINANCIAL REPORT – 1ST QUARTER ENDED 31 MARCH 2007

(I) Compliance with Financial Reporting Standard ("FRS") 134: Interim Financial Reporting

(a) Accounting Policies and Methods of Computation

The interim financial report is unaudited and has been prepared in accordance with Financial Reporting Standard ("FRS") 134: "Interim Financial Reporting" and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Securities") Listing Requirements. The financial information of the Company and its material subsidiaries for the current quarter ended 31 March 2007 have been reviewed by the Company's auditors in accordance with the International Standard on Review Engagements ("ISRE") 2410 – Review of Interim Financial Information by the Independent Auditor of the Entity.

The interim financial statements should be read in conjunction with the audited financial statements of the Group for the financial year ended 31 December 2006. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the financial year ended 31 December 2006.

In the current period, the Group adopted the following revised FRSs which are applicable to its financial statements for the current financial year ending 31 December 2007 and are relevant to its operations:-

FRS 6	Exploration for and Evaluation of Mineral Resources (Adoption of FRS 6 will not have any impact to the Group as the continued application of the Group's existing policy is permitted)
FRS 117	Leases
FRS 124	Related Party Disclosures (The disclosure requirements under FRS 124 will be presented in the annual financial statements for the financial year ending 31 December 2007)

The principal effects of the change in accounting policy resulting from the adoption of the revised FRS 117 is set out below:-

i) Prior to the adoption of the revised FRS 117, leasehold land was classified as property, plant and equipment and was stated at cost or valuation less accumulated depreciation and impairment losses. Under the revised FRS 117, leasehold land is an operating lease unless title passes to the lessee at the end of the lease term. With the adoption of the revised FRS 117, the unamortised carrying amounts of leasehold land are now classified as prepaid lease payments and amortised over the period of its remaining lease term, as allowed by the transitional provisions of the revised FRS 117. The reclassification of leasehold land as prepaid lease payments has been accounted for retrospectively and the comparatives in the balance sheet have been restated.

ii) The effects on the comparatives to the Group on adoption of FRS 117 are as follows:

RM'000	**As previously reported**	**Effects on adoption of FRS 117**	**As restated**
Group			
At 1 January 2007			
Property, plant and equipment	9,511,298	(383,087)	9,128,211
Prepaid lease payments	-	383,087	383,087

(b) **Disclosure of Audit Report Qualification and Status of Matters Raised**

The audit report of the Group's annual financial statements for the financial year ended 31 December 2006 did not contain any qualification.

(c) **Seasonal or Cyclical Factors**

On an overall basis, the business operations of the Group's Leisure & Hospitality Division and Plantation Division are subject to seasonal fluctuations. The results of the Leisure & Hospitality Division are affected by major festive seasons and holidays. Fresh fruit bunches ("FFB") crop production are seasonal in nature. Based on the Plantation Division's past experiences, production of FFB normally peaks in the second half of the year but this cropping pattern can be affected by changes in weather conditions. More detailed commentary is set out in Notes 1 and 2 in Part II of this interim financial report.

(d) **Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flow**

The unusual items included in the interim financial statements for the current quarter ended 31 March 2007 relate to:

i) The Company had in December 2003 issued USD300.0 million nominal value redeemable exchangeable notes due 2008 ("Exchangeable Notes") through its wholly owned subsidiary, Prime Venture (Labuan) Limited ("PVLL"). The Exchangeable Notes which are guaranteed by the Company, are exchangeable at the option of the holders of the Exchangeable Notes into existing ordinary shares in Resorts World Bhd ("RWB") a 53.1% subsidiary of the Company as at 31 March 2007, held by the Company.

   Arising from the above, there is a gain of RM345.3 million from the deemed disposal of 33.6 million existing RWB shares upon the exchange of USD117.9 million of the Exchangeable Notes for the current quarter ended 31 March 2007. The finance cost in relation to the exchange of these Exchangeable Notes is RM100.9 million. Hence, the total net gain arising from the Exchangeable Notes is RM244.4 million.

ii) RWB had in September 2006 issued RM1.1 billion nominal value zero coupon convertible notes due 2008 ("Notes") which are convertible at the option of the holders of the Notes into new RWB shares.

   Arising from this, there is a gain on dilution of RM106.7 million upon the conversion of RM353.6 million of the Notes to 27.7 million new RWB shares for the current quarter ended 31 March 2007.

iii) Genting International P.L.C. ("GIPLC"), a 54.6% owned subsidiary of the Group as at 31 March 2007, had on 12 January 2007 issued SGD425.0 million convertible bonds due 2012 ("First Convertible Bonds") which are convertible into new GIPLC shares.

   Arising from this, there is a gain on dilution of RM159.6 million upon the conversion of SGD224.6 million of the First Convertible Bonds to 356.1 million new GIPLC shares for the current quarter ended 31 March 2007.

iv) On 16 March 2007, the Company had announced the disposal of the Group's paper and packaging businesses. In accordance with FRS 5: Non-Current Assets Held for Sale and Discontinued Operations, the net assets related to these businesses have been written down to their fair values less cost to sell and disclosed as 'Assets classified as held for sale' and 'Liabilities classified as held for sale'. Consequently, the Group has recognised an impairment loss of RM189.9 million for the current quarter ended 31 March 2007.

Other than the above, there were no other unusual items affecting the assets, liabilities, equity, net income or cashflows of the Group for the current quarter ended 31 March 2007.

(e) **Material Changes in Estimates**

There have been no significant changes made in estimates of amounts reported in prior financial years.

(f) **Changes in Debt and Equity Securities**

i) The Company had in December 2003 issued USD300.0 million nominal value Exchangeable Notes through its wholly owned subsidiary, PVLL. The Exchangeable Notes which are guaranteed by the Company, are exchangeable at the option of the holders of the Exchangeable Notes into existing ordinary shares in RWB held by the Company at any time during the period beginning on and including 21 January 2004 and ending on 2 December 2008.

There is a total of USD117.9 million of Exchangeable Notes exchanged into 33.5 million existing RWB shares for the current quarter ended 31 March 2007. The balance of the Exchangeable Notes which remains outstanding as at 31 March 2007 is USD182.1 million.

ii) RWB had in September 2006 issued RM1.1 billion Notes which are convertible at the option of the holders of the Notes into new RWB shares at any time during the period beginning on and including 20 October 2006 and ending on 11 September 2008.

There is a total of RM353.6 million of Notes exchanged into 27.7 million new RWB shares for the current quarter ended 31 March 2007. The balance of the Notes which remains outstanding as at 31 March 2007 is RM746.4 million.

iii) GIPLC had on 12 January 2007 issued SGD425.0 million First Convertible Bonds which are convertible into approximately 673.7 million fully paid-up new ordinary shares of USD0.10 each of GIPLC at a conversion price of SGD0.6308 per share, and are convertible from 7 February 2007 to 31 December 2011. The new ordinary shares, upon issue, shall rank pari passu with the existing ordinary shares of GIPLC. The First Convertible Bonds were listed and quoted on the Singapore Exchange Securities Trading Limited ("SGX-ST") with effect from 15 January 2007.

There is a total of SGD224.6 million of the First Convertible Bonds converted into 356.1 million new GIPLC shares for the current quarter ended 31 March 2007. The balance of the First Convertible Bonds which remains outstanding as at 31 March 2007 is SGD200.4 million.

iv) The Company issued 92,000 new ordinary shares of 50 sen each, for cash, arising from the exercise of options granted under the Genting Executive Share Option Scheme at exercise price of RM14.34 per ordinary share for the current quarter ended 31 March 2007.

Other than the above, there were no other issuance, cancellation, repurchase, resale and repayment of debt securities of the Group and equity securities of the Company for the current quarter ended 31 March 2007.

(g) **Dividends Paid**

No dividend has been paid for the current quarter.

(h) **Segment Information**

Segment analysis for the current quarter ended 31 March 2007 is set out below:

	Leisure & Hospitality RM'000	Plantation RM'000	Property RM'000	Oil & Gas RM'000	Power RM'000	Others RM'000	Eliminations RM'000	Total RM'000
Continuing operations:								
Revenue								
External	1,469,304	128,982	24,935	32,217	358,283	15,915	-	2,029,636
Inter segment	796	-	3,752	-	2,696	14,637	(21,881)	-
	1,470,100	128,982	28,687	32,217	360,979	30,552	(21,881)	2,029,636
Results								
Segment profit	527,776	57,853	9,223	10,598	131,567	(16,450)	18,342	738,909
Net gain on deemed disposal/ dilution of shareholdings								510,691
Interest income								67,076
Finance cost								(93,758)
Share of results in jointly controlled entities and associates	(103,353)	612	101	-	19,345	5	-	(83,290)
Gain on dilution of investment in associate								63,210
Profit before taxation								1,202,838
Taxation								(227,429)
Profit for the period from continuing operations								975,409
Discontinued operations:								
Profit for the period from discontinued operations								16,185
Impairment loss								(189,857)
Profit for the period								801,737

(i) **Valuation of Property, Plant and Equipment**

Property, plant and equipment, which are stated at revalued amounts, have been brought forward without amendment from the previous annual financial statements.

(j) **Material Events Subsequent to the end of the financial period**

i) On 15 January 2007, the Company, through CIMB Investment Bank Berhad ("CIMB") had announced that the Company proposed to implement the following:

- A share split involving the subdivision of each of the existing ordinary shares of RM0.50 each in the Company into 5 ordinary shares of RM0.10 each in the Company ("Proposed Share Split"); and
- Amendment to certain provisions of the Company's Memorandum and Articles of Association to facilitate the Proposed Share Split.

(collectively, the "Proposals")

The Proposals were completed on 16 April 2007 following the listing of and quotation for the ordinary shares of RM0.10 each in the Company on Bursa Securities.

ii) On 15 January 2007, RWB, through CIMB had announced that RWB proposed to implement the following:

- A share split involving the subdivision of each of the existing ordinary shares of RM0.50 each in RWB into 5 ordinary shares of RM0.10 each in RWB ("RWB Proposed Share Split"); and
- Amendment to certain provisions of RWB's Memorandum and Articles of Association to facilitate the RWB Proposed Share Split,

(collectively, the "RWB Proposals").

The RWB Proposals were completed on 16 April 2007 following the listing of and quotation for the ordinary shares of RM0.10 each in RWB on Bursa Securities.

iii) GIPLC had on 26 April 2007 issued SGD450.0 million convertible bonds due 2012 ("Second Convertible Bonds"), which are convertible into approximately 363.4 million fully paid-up new ordinary shares of USD0.10 each of GIPLC at a conversion price of SGD1.2383 per share, and are convertible from 22 May 2007 to 16 April 2012. The new ordinary shares, upon issue, shall rank pari passu with the existing ordinary shares of GIPLC. The Second Convertible Bonds were listed and quoted on the SGX-ST with effect from 27 April 2007.

Other than the above, there were no other material events subsequent to the end of the current quarter that have not been reflected in this interim financial report.

(k) **Changes in the Composition of the Group**

i) There is a deemed disposal of 33.6 million existing RWB shares by the Company for the current quarter upon the exchange of USD117.9 million of the Exchangeable Notes issued by PVLL, for existing RWB shares held by the Company. In addition, there is an issuance of 27.7 million new RWB shares for the current quarter arising from the conversion of RM353.6 million of the Notes issued by RWB. Consequently, the Company's equity shareholding in RWB has been reduced from 57.6% as at 31 December 2006 to 53.1% as at 31 March 2007.

ii) There is an issuance of 356.1 million new GIPLC shares for the current quarter arising from the conversion of SGD224.6 million of the First Convertible Bonds issued by GIPLC. Consequently, the Group's equity shareholding in GIPLC has been reduced from 58.[illegible]% as at 31 December 2006 to 54.6% as at 31 March 2007.

iii) During the period, Genting Star Limited ("GSL"), a wholly owned subsidiary of GIPLC, has entered into and completed its disposal of its 25% equity interest in New Orisol Investments Limited and all the outstanding shareholder's loans in the aggregate amount of HKD58,499,805 advanced to New Orisol by GSL have been assigned to Star Cruise Asia Holding Ltd ("SC Asia"), a wholly owned subsidiary of Star Cruises Limited ("SCL"), for a total consideration of HKD58.5 million.

iv) On 16 March 2007, the Company announced the disposal of :

- Genting Sanyen (Malaysia) Sdn Bhd's ("GSM"), a 97.7% owned subsidiary of the Company, entire equity interests in GSM's subsidiaries which are involved in the paper and packaging businesses; and
- the Company's 25.0 million 14% redeemable non-convertible cumulative preference shares in Genting Sanyen Industrial Paper Sdn Bhd, a wholly owned subsidiary of GSM,
(jointly the "Divestments").

The Divestments to Paperbox Holdings Limited are for a total cash consideration of RM745.0 million and are subject, inter alia, to approvals from the relevant authorities, including the Foreign Investment Committee, Bank Negara Malaysia and the State authority for the creation of land leases. Barring unforeseen circumstances, the Company expects the Divestments will be completed within 4 months unless extended in accordance with the Share Sale Agreement.

v) On 22 March 2007, Stanley Leisure plc ("Stanley Leisure"), an indirect wholly owned subsidiary of GIPLC, completed the disposal of its 50% interest in international betting operations for a cash consideration of GBP1.0 million. The disposal was effective from 1 January 2007.

vi) On 27 March 2007, GIPLC had entered into an agreement with SCL whereby GIPLC had, through its wholly owned subsidiary, Star Eagle Holdings Limited, agreed to acquire SCL's 25% equity interest in Resorts World at Sentosa Pte Ltd ("RWS") held through SC Asia, for a purchase consideration of SGD255.0 million. RWS, a special purpose vehicle principally engaged in providing tourism and hospitality services, had been awarded the project to develop an integrated resort on Sentosa Island, Singapore. GIPLC will have full control over the integrated resort project, *Resorts World at Sentosa* in Singapore upon completion of this acquisition. An Extraordinary General Meeting of GIPLC will be held on 28 May 2007 to seek approval of the independent shareholders for the acquisition.

vii) As at 31 March 2007, RWB's equity shareholding in SCL, which is held through its indirect wholly-owned subsidiary, Resorts World Ltd, has been reduced from 36.01% as at 31 December 2006 to 33.91%, due mainly to :

- the issuance of approximately 163.4 million new ordinary shares of USD0.10 each by SCL upon conversion of USD53.4 million of the USD180.0 million 2% Convertible Bonds due 2008; and
- the issuance of 255.0 million new ordinary shares of USD0.10 each by SCL to independent third parties pursuant to the share subscription agreements dated 17 January 2007.

As a result, there is a gain on dilution of RM63.2 million arising from the above issuance of new ordinary shares by SCL.

Other than the above, there were no other material changes in the composition of the Group for the current quarter.

(l) Changes in Contingent Liabilities or Contingent Assets

On 22 March 2007, Stanley Leisure completed the disposal of its 50% interest in international betting operations for a cash consideration of GBP1.0 million. In addition to this basic consideration, Stanley Leisure will also be entitled to a share of the after tax profits from this disposed unit over the next three years, subject to a maximum aggregate of GBP5.0 million. For 2007, the share of profits will be one-third followed by 25% and 20% of the after tax profits respectively for 2008 and 2009. The impact of the 2007 share of profits have not been accounted for in the current quarter and will be accounted for only upon finalisation of the disposed international betting operations' year-end after tax results.

Other than the above contingent asset and the disclosure of the material litigation made in Note 11 in Part II of this interim financial report, there were no other significant changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2006.

(m) Capital Commitments

Authorised capital commitments not provided for in the interim financial statements as at 31 March 2007 are as follows:

	R[illegible]'000
Contracted	4[illegible]5,938
Not contracted	9,2[illegible]7,716
	9,7[illegible]3,654
Analysed as follows:	
- Development expenditure *	8,7[illegible]2,485
- Property, plant and equipment	7[illegible]5,079
- Investments	[illegible]0,262
- Drilling and exploration costs	1[illegible]7,643
- Plantation development	[illegible]6,826
- Others	1,359
	9,7[illegible]3,654

* This relates mainly to the integrated resort project of GIPLC, *Resorts World at Sentosa*.

Exemption No. 82-4[illegible]

ATTACHMENT TO BURSA MALAYSIA QUARTERLY REPORT
FOR 1ST QUARTER ENDED 31 MARCH 2007

GENTING BERHAD

ADDITIONAL INFORMATION REQUIRED BY BURSA MALAYSIA – 1ST QUARTER ENDED 31 MARCH 2007

(II) Compliance with Appendix 9B of Bursa Malaysia Listing Requirements

1. Review of Performance

The comparison of the quarterly results are tabulated below:

	Current Quarter 2007 RM'million	Current Quarter 2006 RM'million	% +/-	Preceding Quarter 4Q 2006 RM'million	% +/-
Continuing operations:					
Revenue					
Leisure & Hospitality	1,469.3	832.9	+76	1,529.[illegible]	-4
Plantation	129.0	104.1	+24	154.[illegible]	-17
Property	24.9	31.1	-20	21.[illegible]	+17
Power	358.3	213.9	+68	447.[illegible]	-20
Oil & Gas	32.2	36.6	-12	37.[illegible]	-15
Others *	15.9	15.1	+5	13.[illegible]	+19
	2,029.6	1,233.7	+65	2,203.[illegible]	-8
Profit before tax					
Leisure & Hospitality	527.8	299.3	+76	581.[illegible]	-9
Plantation	57.8	41.9	+38	67.[illegible]	-14
Property	9.2	7.7	+19	6.[illegible]	+51
Power	131.6	94.3	+40	141.[illegible]	-7
Oil & Gas	10.6	20.8	-49	10.[illegible]	-2
Net gain on deemed disposal/ dilution of shareholdings	510.7	-	>100	169.[illegible]	>100
Others *	1.9	40.3	-95	134.[illegible]	-99
	1,249.6	504.3	>100	1,111.[illegible]	+12
Interest income	67.1	49.4	+36	62.[illegible]	+7
Finance cost	(93.8)	(33.2)	>100	(90.[illegible])	+3
Share of results in jointly controlled entities and associates	(83.3)	(29.4)	>100	(161.[illegible])	-48
Gain on dilution of investment in associate	63.2	-	>100	[illegible]	>100
Profit before tax	1,202.8	491.1	>100	921.[illegible]	+30

** With the disposal of the paper and packaging businesses, as announced on 16 March 2007, the Manufacturing segment is no longer deemed a material segment for separate disclosure. The businesses which remain therein, including the bio-oil and wood plastic composite businesses are consequently included into 'Others'.*

Quarter ended 31 March 2007 compared to quarter ended 31 March 2006

The Group registered a revenue of RM2,029.6 million from continuing operations in the current quarter compared to RM1,233.7 million in the previous year's corresponding quarter, which is an increase of 65%. Increased revenue is recorded from all the business divisions of the Group with the exception of the Property and Oil & Gas divisions.

Included in the Leisure & Hospitality Division's revenue is revenue from the GIPLC Group's UK casino operations, comprising revenue from Stanley Leisure, which effectively became a subsidiary of GIPLC from 6 October 2006, and Maxims Casino Club. The UK casino operations contributed an increase in revenue of RM398.5 million to the Division. The increase in the revenue of the Leisure & Hospitality Division is also due to the better underlying performance in the Genting Highlands Resort arising mainly from higher volume of business due to the higher visitor arrivals and more favourable luck factor.

The higher revenue from the Plantation Division is mainly due to higher palm products selling prices amidst the robust commodities market.

Increased revenue from the Power Division is mainly contributed by the 100%-owned Meizhou Wan Plant which acquisition was completed in May 2006.

The lower revenue from the Oil & Gas Division is mainly attributable to the lower average oil prices.

The Group's profit before tax from continuing operations for the current quarter is RM1,202.8 million, compared to the previous year's corresponding quarter's profit before tax of RM491.1 million.

Increased profit is recorded from all the business divisions in line with the higher revenue with the exception of the Oil & Gas Division.

The lower profit in the Oil & Gas Division is mainly due to the lower revenue generated and the higher costs incurred.

The share of results in jointly controlled entities and associates in the current quarter included a share of loss of RM94.0 million from SCL compared to a share of loss of RM46.5 million in the previous year's corresponding quarter.

The higher profit before tax from continuing operations for the current quarter is also due to the following one-off gains:

- Net gain of RM244.4 million from the deemed disposal of 33.6 million existing RWB shares upon the exchange of the PVLL Exchangeable Notes into existing RWB shares held by the Company;
- Gain on dilution of RM106.7 million upon the conversion of RM353.6 million of RWB's Notes into new RWB shares;
- Gain on dilution of RM159.6 million upon the conversion of SGD224.6 million of GIPLC's First Convertible Bonds into new GIPLC shares; and
- Gain on dilution of RM63.2 million arising from RWB Group's investment in SCL.

The net loss of RM173.7 million for the current quarter from discontinued operations relate to the paper and packaging businesses. The net loss is mainly due to the impairment loss of RM189.9 million for the current quarter. Excluding this impairment loss, there is a higher net profit from the paper and packaging businesses due to the higher average selling prices and volume sold.

Exemption No. 82-4962

2. **Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter**

The Group registered a profit before taxation of RM1,202.8 million from continuing operations in the current quarter as compared to RM921.9 million in the preceding quarter, which is an increase of 30%.

The higher profit from continuing operations in the current quarter is mainly due to the following one-off gains:

(a) Net gain of RM244.4 million from the deemed disposal of 33.6 million RWB shares upon the exchange of the PVLL Exchangeable Notes into existing RWB shares held by the Company;

(b) Gain on dilution of RM106.7 million upon the conversion of RM353.6 million of RWB's Notes into new RWB shares;

(c) Gain on dilution of RM159.6 million upon the conversion of SGD224.6 million of GIPLC's First Convertible Bonds into new GIPLC shares; and

(d) Gain on dilution of RM63.2 million arising from RWB Group's investment in SCL.

The lower share of loss of RM94.0 million from SCL compared to a share of loss of RM185.3 million in the preceding quarter has also contributed to the higher profit.

The above increases have been set-off by the following:

(a) Lower profit from the Leisure & Hospitality Division mainly attributable to the lower level of business at Genting Highlands Resort due to seasonality and higher operating expenses.

(b) Lower profit from the Plantation Division mainly due to lower fresh fruit bunches production despite higher achieved palm products selling prices;

(c) Lower profit from the Power Division mainly due to lower generation of electricity and higher fuel costs;

(d) There was a one-off gain of RM169.7 million arising from the disposal of the GIPLC Group's entire stake of 29.6% in London Clubs International plc in the preceding quarter; and

(e) There was a higher net foreign exchange gain in the preceding quarter arising from the translation of foreign currency denominated balances.

3. **Prospects**

Barring any unforeseen circumstances, the performance of the Group is expected to be satisfactory for the remaining period of the year.

4. **Variance of Actual Profit from Forecast Profit**

The Group did not issue any profit forecast or profit guarantee for the year.

5. **Taxation**

The breakdown of tax charges for the current quarter are as set out below:

	Current quarter RM'000
Current taxation	
Malaysian income tax charge	190,781
Foreign income tax charge	24,382
	215,163
Deferred tax charge	2,364
	217,527
Prior period taxation	
Income tax under provided	698
Deferred tax under provided	9,204
Taxation charge	227,429

The effective tax rate of the Group for the current quarter, before adjustments made in respect of under provisions for the prior years' taxation, is lower than the statutory tax rate due to non taxable income arising mainly from the net gain on deemed disposal/dilution of the Group's shareholding interests in its subsidiaries and associate.

6. **Profit on Sale of Unquoted Investments and/or Properties**

The results for the current quarter do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business of the Group.

7. **Quoted Securities other than Securities in Existing Subsidiaries and Associates**

(a) The dealings in quoted securities for the current quarter are as follows:

	Current quarter RM'000
Total purchases at cost	-
Total disposal proceeds	18,635
Total gain on disposal	3,939

(b) The details of the investments in quoted shares, excluding subsidiaries and associates, as at 31 March 2007 are as set out below:

	Current quarter RM'000
Total investments at cost	222,054
Total investments at book value	220,655
Total investments at market value	263,340

8. **Status of Corporate Proposals Announced**

(a) On 24 April 2007, the Company announced that the present mandate granted by the shareholders on 21 June 2006 to buy back its own shares will expire at the conclusion of the forthcoming Annual General Meeting ("AGM"). In this regard, the Company proposes to seek from its shareholders at the aforesaid AGM to be convened, a renewal of the authority to purchase up to a maximum of 10% of the issued and paid-up share capital of the Company comprising 3,696,519,770 ordinary shares of RM0.10 each as at 24 April 2007 ("the Proposed Share Buy-Back").

As at 17 May 2007, the Proposed Share Buy-Back is subject to the approval of the shareholders at the AGM to be convened on 21 June 2007.

(b) On 13 May 2005, the Company announced that Genting Overseas Holdings Limited ("GOHL") had entered into a Share Sale and Purchase Agreement with GIPLC for the disposal of its entire equity interest in Sedby for a sale consideration of USD18.4 million, satisfied through the issuance of 104,545,455 new GIPLC shares. Sedby holds 80.0% equity interest in E-Genting Holdings Sdn Bhd ("EGH").

Similarly, on 13 May 2005, RWB, through CIMB announced that Resorts World Limited ("RWL") had entered into a Share Sale and Purchase Agreement with GIPLC for the disposal of its entire equity interest in Geremi for a sale consideration of USD4.6 million, satisfied through the issuance of 26,136,364 new GIPLC shares. Geremi holds 20.0% equity interest in EGH.

The transactions above were completed on 30 June 2005 and Sedby and Geremi ceased to be subsidiaries of GOHL and RWL respectively on that date.

GIPLC made an application to the Luxembourg Stock Exchange ("LuxSE") for the listing of the new GIPLC shares issued pursuant to the disposals by GOHL and RWL. The application remains outstanding.

Subsequently, GIPLC announced the de-listing of its shares on the Euro MTF Market of the LuxSE with effect from 22 March 2007.

(c) The completion of the Share Sale Agreement entered into between Mastika Lagenda Sdn Bhd, an indirect 97.7% owned subsidiary of the Company, and Tenaga Nasional ("TNB") for the acquisition of TNB's 40% stake in Sepang Power Sdn Bhd is still outstanding as at 17 May 2007. TNB has in its results for the 4th quarter ended 31 August 2005 stated that the Share Sale Agreement has lapsed. However, the Company is not in agreement with TNB's statement and the matter is now being referred to the Ministry of Energy, Water and Communications, and the Economic Planning Unit of the Prime Minister's Department.

(d) On 8 June 2005, ADB announced that 5 of its subsidiaries had entered into 5 separate Joint Venture Agreements for the cultivation of oil palm on approximately 98,300 hectares of land in Kabupaten Ketapang, Provinsi Kalimantan Barat, Indonesia ("the Land") ("the Proposed Joint Venture"). The Proposed Joint Venture is subject to the following conditions being fulfilled within 12 months from the date of the Joint Venture Agreements or such period as may be mutually extended by parties to the said agreements:

i) The letter of confirmation from the local government of Kabupaten Ketapang on the Proposed Joint Venture;

ii) The approval of Badan Koordinasi Penanaman Modal ("BKPM") or Investment Coordinating Board in Indonesia;

iii) The issuance of the Hak Guna Usaha certificates or Right/Title to Cultivate the Land;

iv) Due diligence study on the Land and the Joint Venture Companies; and

v) Any other approvals, licenses and permits required for the Proposed Joint Venture.

The period for the fulfilment of the above conditions has since been extended up to and including 8 June 2009.

(e) On 28 February 2007, ADB announced that Asiatic Centre For Genome Technology Sdn Bhd (formerly known as Cosmo-Lotus Sdn Bhd) ("ACGT"), a wholly owned subsidiary of ADB had entered into a Joint Venture Formation Agreement with Synthetic Genomic Solutions Inc (formerly known as Synthetic Genomics Inc) ("SGSI") for research and development relating to the use of genomics-based techniques and other methods or tools thereof to increase the yield and profit stream principally from oil palm.

On 14 May 2007, a joint venture entity namely SGSI-Asiatic Limited, incorporated in British Virgin Islands, has been identified. SGSI-Asiatic Limited will be equally owned by Degan Limited, a wholly owned subsidiary of ACGT, and Green Resources LLC, a wholly owned subsidiary of SGSI (collectively known as the "JV Parties"), upon completion of the subscription of shares in SGSI-Asiatic Limited by the JV Parties which is expected to be completed by end June 2007.

Other than the above, there were no other corporate proposals announced but not completed as at 17 May 2007.

9. Group Borrowings and Debt Securities

The details of the Group's borrowings and debt securities as at 31 March 2007 are as set out below:

	Secured/ Unsecured	Foreign Currency '000		RM Equivalent '000
Short term borrowings	Secured	RMB	203,000	90,835
	Secured	GBP	2,029	13,803
	Unsecured	USD	30,354	104,993
	Unsecured	GBP	296,855	,018,989
Long term borrowings	Secured	RMB	2,437,064	,090,496
	Secured	GBP	321	2,185
	Unsecured	USD	502,924	,739,614
	Unsecured	GBP	115,000	782,145
	Unsecured	SGD	198,738	453,125
	Unsecured		-	734,295

As at 17 May 2007, USD170.6 million and RM560.9 million of the long term borrowings comprising the Exchangeable Notes issued by Prime Venture (Labuan) Ltd and Notes issued by RWB respectively, have been exchanged/converted into RWB shares whilst SGD328.8 million of the First Convertible Bonds issued by GIPLC have been converted into GIPLC shares.

10. **Off Balance Sheet Financial Instruments**

As at 17 May 2007, the Group had the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

Currency	Contract Amounts '000	Transaction Dates	Expiry Dates
Swiss Francs	203	30/03/2007 to 14/05/2007	28/05/2007 to 2[illegible]/06/2007
Euro	22	14/05/2007	18/05/2007 to 3[illegible]/05/2007
US Dollars	2,335	16/04/2007 to 16/05/2007	18/05/2007 to 1[illegible]/06/2007
SGD Dollars	200	30/04/2007	29/06/2007
Japanese Yen	6,578	27/04/2007 to 14/05/2007	18/05/2007 to 2[illegible]/06/2007

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the closing rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licenced banks.

(b) USD Interest Rate Swap ("IRS") and Hedging Transactions

i) On 27 November 2002, the Group had drawndown a loan amounting to USD53.0 million which was subjected to a floating interest rate based on LIBOR. Of these loans, a total of USD39.75 million has been repaid to date. The balance outstanding on this loan reduced to USD13.25 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD'000
11 June 2003	27 May 2003	27/11/2007	6,367
16 January 2004	28 May 2004	27/11/2007	6,883
Total			13,250

The above IRS effectively swap the interest rate payable from floating rate to floating rate in arrears subjected to a cap on the LIBOR of 5% per annum from the respective effective dates of commencement of contracts and up to their respective maturity dates.

The above two IRS agreements were terminated on 10 May 2007 when the subsidiary decided to prepay the underlying loan.

ii) On 29 May 2003, 24 November 2003 and 11 December 2003, the Group had drawndown loans amounting to a total of USD73.93 million which were subjected to floating interest rates based on LIBOR. Of these loans, a total of USD42.48 million has been repaid to-date.

The outstanding IRS agreements entered into by the Group in respect of the)an are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates		Oı tstanding Contract Amounts USD'000
28 November 2003	28 November 2003	29/05/2007 to 29/05/2008		8,274
12 April 2004	24 May 2004	24/11/2007 to 24/11/2008		9,000
12 April 2004	11 June 2004	11/12/2007 to 11/12/2008		2,587
13 April 2004	24 May 2004	24/11/2007 to 24/11/2008		9,000
07 May 2004	11 June 2004	11/12/2007 to 11/12/2008		2,588
Total				31,449

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

These instruments are executed with creditworthy financial institutions and the Direc ors are of the view that the possibility of non-performance by these financial institutions is rem ote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and curr ncy swap agreements in order to limit the Group's exposure in relation to its underlying debt i struments resulting from adverse fluctuations in interest rates or foreign currency exchange ra es and to diversify sources of funding. The related interest differentials under the swap agree nents are recognised over the terms of the agreements in interest expense.

11. **Changes in Material Litigation**

There have been no changes to the status of ADB's legal suit with regards to the Native Customary Rights over the agricultural land or part thereof held under title number CL095330724 measuring approximately 8,830 hectares situated at Sungai Tongod, District of Kinabatangan, Sandakan Sabah as at 17 May 2007.

There were also no other material litigations since the last financial year ended 31 December 2006 and up to 17 May 2007.

12. **Dividend Proposed or Declared**

No dividend has been proposed or declared for the current quarter.

Exemption No. 82-[illegible]

13. **Earnings Per Share ("EPS")**

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter is as follows:

	Current quarter: Continuing operations RM'000	Current quarter: Discontinued operations RM'000	Current quarter: Total RM'000
Profit for the financial period attributable to equity holders of the Company (used as numerator for the computation of Basic EPS)	826,373	(169,678)	656,695
Net impact on earnings on potential exercise of Employee Share Options awarded to executives of the Company's subsidiaries	(1,589)	-	(1,589)
Profit for the financial period attributable to equity holders of the Company (used as numerator for the computation of Diluted EPS)	824,784	(169,678)	655,106

(b) The weighted average number of ordinary shares * used as the denominator in calculating basic and diluted earnings per share for the current quarter is as follows:

	Current Quarter No. of shares
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	3,69[illegible],251,100
Adjustment for share options granted under the ESOS to executives of Genting Berhad	1[illegible],497,240
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	3,70[illegible],748,340

* The weighted average number of ordinary shares is based on the enlarged share capital due to the share split exercise which was completed on 16 April 2007 (refer Note (j)(i) of Part I of this interim financial report).

TAN SRI LIM KOK THAY
Chairman, President and Chief Executive
GENTING BERHAD
24 May 2007

END